UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q    [_] Form 10D
[_] Form N-SAR    [_] Form N-CSR

For Period Ended: September 30, 2006

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Nephros, Inc.
Full Name of Registrant
_____________________________________________________________________________________________________________________
Former Name if Applicable

3960 Broadway
Address of Principal Executive Office (Street and Number)

New York, New York 10032
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to unanticipated delays, the Registrant was unable to file its Form 10-QSB for the period ended September 30, 2006 (the “Form 10-QSB”) because certain financial technical presentation matters could not be finalized within the prescribed time period without unreasonable expense and effort. The Registrant represents that its Form 10-QSB was filed within the period specified by Rule 12b-25(b)(2)(ii).

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Mark W. Lerner                     212                                781-5113
(Name) (Area Code)              (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes  [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s financial statements for the three and nine month periods ended September 30, 2006 will change significantly from the comparable period for 2005.

Net loss increased to $5,758,375 for the nine months ended September 30, 2006 from $4,173,102 for the nine months ended September 30, 2005. The $1,585,273 increase is primarily due to licensing revenues of $1,750,000 received in March 2005 resulting from Registrant’s agreement with Asahi Kasei Medical Co., Ltd.

Net loss increased to $1,905,528 for the three months ended September 30, 2006 from $1,747,882 for the three months ended September 30, 2005. The $157,646 increase is primarily due to lower unit sales in the Registrant’s European market because of tighter inventory controls at one of the Registrant’s significant European customers as well as an increase in costs of goods sold and research and development expenses.

For additional information regarding the Registrant’s results of operations for the three and nine month periods ended September 30, 2006, please see the Form 10-QSB previously filed by the Registrant with the Securities and Exchange Commission.

                                                                                                                                                    Nephros, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2006                                    By: /s/ Mark W. Lerner
                                                    Name: Mark W. Lerner
                                Title:   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/98)